December 20, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tenet Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 1, 2011
File No. 001-07293

Dear Mr. Rosenberg:

I wanted to respond that we have received your December 20, 2011 letter regarding the subject described above (“Comment Letter”), and thank Tabatha Akins from your office for answering my telephone call on December 20, 2011 regarding the Comment Letter.  To ensure that we have sufficient time to fully respond to your comments, we respectfully request that we be able to provide our responses no later than January 19, 2012.

Should you have any questions or comments, please contact me at (469) 893-2246.

Sincerely,

/s/ Daniel J. Cancelmi

Daniel J. Cancelmi
Senior Vice President and Controller
Tenet Healthcare Corporation

Tenet Healthcare Corporation • Dallas Office

1445 Ross Ave., Ste. 1400 • Dallas, TX 75202 • Tel 469.893.2000 • Fax 469.893.8600 • www.tenethealth.com